October 17, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 7010 Washington, D.C. 20549-7010 Attention: Rufus Decker Jeffrey Gordon

Re:	Form 10-K for the fiscal year ended December 31, 2006
Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007
File No. 0-20086

Dear Messrs. Decker and Gordon:

Set forth below is a response to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) in its letter to Universal Hospital Services, Inc. (“we”, “our”, “the Company” or “UHS”) dated October 4, 2007.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

Note 7.  Stock-Based Compensation, page 12

Comment 1: We note your response to prior comment 4.  You sold UHS to UHS Holdco, Inc. for $2.58 per share in May 2007.  You subsequently issued options for 35.9 million shares of your parent company stock under your new 2007 Stock Option Plan.  The exercise price of these options was $1.00 per share, equivalent to your parent’s $1.00 per share fair market value as determined by the May 31, 2007 transaction.  It is unclear how you arrived at a fair market value of $1.00 per share based on the May 31, transaction.  Please provide us with a comprehensive explanation as to how this transaction led you to arrive at a $1.00 per share fair market value.  Please also expand your disclosure to clearly state the exercise price amount of these options as well as how you arrived at the fair value of $1.00 per share.

Response:  As disclosed in footnote 1 to the unaudited quarterly financial statements included in our June 30, 2007 Form 10-Q (“the Form 10-Q”), UHS Holdco, Inc. acquired all of the outstanding capital stock of UHS on May 31, 2007 (“the Transaction”).  The $2.58 per share amount included in our responses to the Staff’s previous comments represents the consideration paid, as noted in the table within footnote 5 of the Form 10-Q, to the UHS predecessor company shareholders on May 31, 2007 and was primarily based upon the common shares and options outstanding under the predecessor company capital structure.  The $1.00 per share strike price of the 35.9 million options granted in June 2007 represented the fair value of options on the date of grant, which is equivalent to the fair value of the common shares issued as of the date of the Transaction.

The successor company has a different level of common shares issued and outstanding from the predecessor and the $1.00 per share valuation is a function of the equity contribution paid to UHS Holdco, Inc., as noted in footnote 5 of the Form 10-Q, and the common shares issued and outstanding as of the Transaction date (as calculated in the table below). We want to clarify for the Staff that the $2.58 and $1.00 per share valuation amounts referenced in your comment above were for two different legal entities with different levels of common shares issued and outstanding.  Accordingly, the amounts are not comparable.

The $1.00 per share exercise price for shares of UHS Holdco, Inc. common stock issued on the Transaction date was determined as follows:

(in thousands, except per share amount)

	May 31, 2007 equity contributions by Bear Stearns Merchant Manager III (Cayman), L.P. (together with its investing affiliates, “BSMB”) and UHS management to UHS Holdco, Inc. related to the sale of the Company (the “Transaction”)	$248,794

Divided by	UHS Holdco, Inc. shares issued and outstanding as of May 31, 2007	248,794

	Per share UHS Holdco, Inc. valuation at May 31, 2007	$1.00

As the option grant occurred within three weeks of the Transaction and because there were no material events, including without limitation, changes in the direction of the business, during the three-week period following the Transaction, we believe that the $1.00 per share stock price determined on the Transaction date was the most objective and best market valuation available on the June 18, 2007 option grant date.  Accordingly, we arrived at a $1.00 per share fair market value.  We will include the information in the above table in future filings.

Please do not hesitate to call me should further questions arise.

Sincerely,

/s/ Rex T. Clevenger
Rex T. Clevenger
Executive Vice President & Chief Financial Officer

cc:  Christian O. Nagler, Kirkland & Ellis, LLP
       Diana J. Vance-Bryan, General Counsel

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